CRONE ROZYNKO LLP

101 Montgomery Street, Suite 1950

San Francisco, CA 94104

(415) 955-8900

FAX: (415) 955-8910

December 5, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: Mr. Bob Carroll

Re:	China North East Petroleum Holdings, Ltd.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 16, 2007
File No. 0-49846

Form 10-QSB for the period ended June 20, 2007
File August 14, 2007

Dear Mr. Carroll:

We hereby respectfully request that the Commission extend the due date for the Company’s response to the Commission’s comment letter dated November 20, 2007 regarding the above reference matters, until Friday, December 14, 2007.

Thank you for the Commission’s consideration of our request for extension. Please feel free to contact me at (415) 955-8900 with any questions or to discuss this request for extension.

Very truly yours,

CRONE ROZYNKO LLP

/s/ Alisande M. Rozynko
Alisande M. Rozynko